Exhibit 99.1
NEWS RELEASE

Attention: Financial Editors	Stock Symbol:	(PGF.UN) — TSX;
(PGH) — NYSE
NEWS RELEASE
PENGROWTH ANNOUNCES BOARD OF DIRECTORS APPOINTMENT
(Calgary, January 6, 2010) /Marketwire/ — Pengrowth Corporation, administrator of Pengrowth Energy Trust (collectively “Pengrowth”) is pleased to announce the appointment of Mr. James D. McFarland as the newest member of the board of directors of Pengrowth Corporation.
Mr. McFarland has more than 37 years experience in the oil and gas industry, most recently as President and Chief Executive Officer, director and co-founder of Verenex Energy Inc. which was sold to the Libyan Investment Authority in December 2009. He has served as Managing Director of Southern Pacific Petroleum N.L. in Australia, President and Chief Operating Officer of Husky Oil Limited and in a wide range of upstream and corporate functions in an earlier 23 year career with Imperial Oil Limited and other Exxon affiliates in Canada, the U.S. and Western Europe.
Mr. McFarland is currently a director of a private oil and gas company and is a member of the Association of Professional Engineers, Geologists and Geophysicists of Alberta and the Society of Petroleum Engineers International as well as serving on the Program Committee for the 20th World Petroleum Congress in Doha, Qatar.
Mr. McFarland received his Bachelor of Science in Chemical Engineering from Queen’s University and a Master of Science in Petroleum Engineering from the University of Alberta. In 2003, he was awarded the Australian Centenary Medal for outstanding service through business and commerce.
About Pengrowth:
Pengrowth Energy Trust is an oil and gas operating company, structured as a trust, with a focus on creating value with the drill bit by drilling operated, low cost, low risk, repeatable opportunities in the Western Canadian Sedimentary Basin (“WCSB”). Pengrowth’s operation’s includes production from a number of conventional and unconventional assets and is evenly balanced between oil and liquids and natural gas. Future growth opportunities include the development of conventional oil and natural gas production, heavy oil, shale gas and coalbed methane as well as the addition of production through acquisition. Pengrowth’s trust units trade on the Toronto Stock Exchange under the symbol PGF.UN and on the New York Stock Exchange under the symbol PGH.
PENGROWTH CORPORATION
Derek Evans
President and Chief Executive Officer

For further information about Pengrowth, please visit our website www.pengrowth.com or contact:
Investor Relations, E-mail: investorrelations@pengrowth.com
Telephone: (403) 233-0224 Toll Free: 1-888-744-1111 Facsimile: (403) 693-8889
For media inquiries contact:
Telephone: (403) 213-8684 Facsimile: (403) 781-9757